Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

September 22, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on September 22, 2022, through GlobeNewswire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On September 22, 2022, the Company announced the publication of international patent application No. PCT/CA2022/050392, which the Company anticipated pursuing in the United States and other key markets under the Patent Cooperation Treaty (PCT).

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

March 6, 2023

SCHEDULE “A”

See attached news release.

Titan Medical Announces Publication of Patent Application Expanding Commitment to Continued Innovation in Single Access Robotic Assisted Surgery

Strengthens company’s intellectual property portfolio with innovations in next generation single access RAS technology

TORONTO, Sept. 22, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced the publication of international patent application No. PCT/CA2022/050392, which the company anticipates pursuing in the United States and other key markets under the Patent Cooperation Treaty (PCT).

The patent application generally discloses dexterous endoscope technologies for use with RAS systems that are designed to provide a robust workspace field of view greater than those provided by prior endoscope technologies, which are designed to capture only a portion of a surgical site. Technology described in the patent application could be utilized in a variety of single access RAS systems, including those designed to support three instruments that are simultaneously positionable within an insertion conduit.

“It was important for us to share the publication of this patent application as it highlights our continued commitment to be an innovation leader in single access RAS, which includes but also extends beyond the current development of the Enos™ surgical system,” said Cary Vance, President and CEO of Titan. “While we are focused on the development, clinical and regulatory activities for the Enos system, we are committed to continuing to advance the surgical experience for patients, surgeons and hospitals through the research and development of RAS technology components and systems. Filing patent applications on our inventions remains an important step in protecting the value we continue to generate, including those designed for next-generation technologies and systems. As we further innovate and develop our RAS technology roadmap, we expect to extend our leadership in single access innovation and intellectual property, competitively positioning Titan, particularly with respect to upcoming RAS entrants.”

Titan has developed an expansive intellectual property portfolio with over 220 pending and issued patents covering the United States and other jurisdictions that support and cover various aspects of single-access RAS including the Enos system’s surgeon workstation, patient cart, dexterous articulating instruments, ergonomic hand-controllers, enhanced vision systems, advanced control software, and instinctive surgeon overlays for providing interoperative feedback. This coverage of single-access RAS, and in particular the Enos system, along with coverage of more general aspects of RAS technologies, may provide the company with multiple intellectual property options including further protecting its RAS technologies, and the potential to further license its technologies and assistance in securing a competitive commercial pathway.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s plans under the PCT; the potential advantages of the company’s technologies including dexterous endoscope technologies providing a robust workspace field of view; the technology described in the patent application being utilized in a variety of single access RAS system; the company’s commitment to being an innovation leader in single access RAS, which includes but also extends beyond the Enos system; the company’s commitment to advance the surgical experience for patients, surgeons and hospitals; the company’s expectation to extend its leadership in single access innovations and intellectual property; the company’s competitive position, including with respect to upcoming RAS entrants; the coverage of and the options provided by the company’s intellectual property portfolio; the Enos robotic single access surgical system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand; and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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